Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

Frequently Asked Questions

1- Strategic reasons for the offer / The context of the offer

2- Potential reactions to the offer

3- The terms of the offer

4- Management

5- Synergies

6- Data on the new group

7- Procedure and timeline

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

1- Strategic reasons of the offer / The context of the offer

1.	What are your expectations for this new group?

The plan is to combine two complementary groups in order to create the n°1 pharmaceutical company in Europe and the global n°3, i.e. a leader capable of generating strong, sustainable and profitable growth.

The project is based on of a growth strategy which draws on a promising research portfolio sales and marketing strength and significant financial resources.

-	What do you mean by a platform for strong, durable and profitable growth?

With the “combination”, we will :

•	Accelerate the expected revenue growth by adapting our strategy to the different products and countries. This strategy has enabled Sanofi-Synthélabo to outperform the markets over the last few years.

•	Optimize up-coming major launches through the combination of Sanofi-Synthélabo’s and Aventis marketing and sales resources on competitive pharmaceutical markets.

•	Accelerate R&D by focusing the combined resources on the most promising projects.

•	Improve profitability through the continued growth and optimization of the organization, exactly what we have been doing at Sanofi-Synthélabo’s for the last 4 years.

2.	How do you expect the pharmaceutical market to evolve?

What counts today, more than ever, is the quality of research and development, i.e. the capacity to develop innovative products and bring them to market and thereby to patients.

What also counts is the capacity to make these products successful, and to do this it is necessary to have the capacity to handle all of the geographical territories — not with a “one-size-fits-all” policy, but specifically, region by region — with close links to the medical profession, given that, with respect to local cultures, doctors are the best positioned to understand the needs of patients.

Sanofi-Synthélabo’s culture has always been to address each market and product individually. As I have often said, there are neither small countries nor small products in our business – each and every one is important.

3.	What is your strategy today regarding generics?

Once a patent has expired it is normal that product faces competition from generics. It is important to innovate continually and market new medicines that meet patients needs – our strategy is clear in this area. Our portfolio of molecules in clinical phase demonstrates this.

However, when our active patents are under threat from generics we defend these vigorously. Such is the case with Plavix – a recent product, launched in 1998/1999.

4.	Do you fear that the recent government announcements on health care reform will hinder your development? Would this be another reason for merging?

European countries have been taking measures to reduce health costs for years.

Sanofi-Synthélabo, like Aventis, learnt to live with these constraints long ago.

In this context, the most innovative groups are the least threatened. This is Sanofi-Synthélabo’s strength and we are counting on this to be the backbone of the combined group.

5.	Do you intend to proceed to other acquisitions in the future?

Today all our energy must be devoted to the success of our offer and then to the efficient integration of the two companies. It is not necessary to think about other projects as long as this one has not been finalized. You should not doubt our absolute determination to succeed.

6.	What will be your strategy regarding Aventis’s vaccines?

Aventis has a leading position and a pipeline of great quality. Vaccines will remain an integral part of the new group. This division will maintain the autonomy that is necessary for its development.

7.	How will the new group’s management be constituted after the operation?

It will be made up of the best from each group sharing the vision of the new company

8.	What is your strategy on activities regarding animal health?

Mérial, owned jointly by Aventis and Merck, has a solid position as the world’s n° 2 in animal health. Aventis considers this investment as one of the group’s core activities.

9.	What is your strategy regarding non-core assets?

Aventis’s non-core assets are completely marginal, in the context of the new group and they will be even more marginal when Aventis’s announced divestiture of Behring has been completed. We intend to pursue and finalize the program initiated by Aventis.

We have had experience of divestitures. As you recall, after the merger between Sanofi and Synthélabo, we proved our capacity to rapidly complete the necessary divestitures. In some cases, we handled and solved complex situations.

10.	What is your opinion on the solidity of the patents on Lovenox and Allegra?

We have not had access to Aventis files, hence we cannot make a definitive statement on this question.

Of course, we have read the major analysts’ reports which seem to note a greater confidence in Lovenox’ patent protection than Allegra’s and reflect these views in their financial models.

Of course, if the transaction is successful, we will continue to vigorously defend these two products, just as Aventis has done to date.

2- Potential reactions to the offer

11.	What do your two principal shareholders, Total and L’Oreal, think of this transaction?

They fully support this project.

12.	Does this offer prematurely trigger an early termination of the shareholder’s agreement that would otherwise expire at the end of 2004?

No

13.	In your opinion, what will be Aventis reaction to your offer?

We consider our offer to be extremely attractive to Aventis shareholders and in the best interest of the company and its employees.

3- The financial terms of the offer

14.	What is the total amount of the transaction? What valuation of the 2 groups does this correspond to?

Sanofi-Synthélabo’s offer to Aventis shareholders values Aventis share price at 60,43 euros, i.e. a premium of 15,2% compared to the average of the last 20 trading days preceding the 21st of January 2004. Based on this our offer values Aventis equity to around 47 billion euros. This offer is composed of 9.1 billion euros in cash and 37.9 billion euros in shares.

At this date, Sanofi-Synthélabo has a market capitalization of 40billion euros.

15.	What are the objectives of the mix and match offer structure?

The mix and match election feature allows you to elect to receive only Sanofi-Synthélabo ordinary shares or only cash in exchange for any or all of the Aventis securities that you tender, subject to the overall limitation that 81% of the Aventis securities tendered in the offer will be exchanged for Sanofi-Synthélabo ordinary shares and 19% will be exchanged for cash.

However, these elections will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the offer. To the extent that elections cannot be satisfied as a result of a lack of such off-setting elections, they will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement of the offers), 81.3% of the Aventis securities tendered in the offer will be exchanged for Sanofi-Synthélabo ordinary shares and 18.7% will be exchanged for cash. These proration and allocation adjustments are fully described in the offer documents which we recommend that you read carefully, when they are available.

Because the satisfaction of your election depends on the elections made by the other Aventis shareholders that tender their shares into the offer, there can be no assurance that you will receive all of your consideration in the form that you have elected. You will receive the standard mixed consideration in exchange for any share that you tender that is not exchanged pursuant to your election.

Also, you will not know the mix of consideration that you will receive until after the offer period has expired and you are no longer able to withdraw your tender.

16.	What are the fiscal advantages of the mix and match for US, French, German, and other shareholders?

In general, we recommend each Aventis shareholder to consult with their tax advisor about the consequences of tendering Aventis shares in the offer.

Put simply, by making an all-stock election, individual French shareholders may be able to benefit from tax deferred treatment with regard to the capital gain, if any, that they realize on the exchange of their Aventis shares for Sanofi-Synthélabo shares in the offer. In general, other Aventis shareholders, except for special cases, will recognize a taxable capital gain or loss on the exchange of their Aventis shares for Sanofi-Synthélabo shares in the offer.

The offer documents set out additional information which we recommend you read carefully.

17.	Why did you put cash in the offer consideration? Is the dilution of capital a concern for your main shareholders?

The cash component of the offer consideration has an accretive effect on our earnings per share (EPS) because there will be fewer Sanofi-Synthélabo shares outstanding after the transaction than if we offered to exchange all of the Aventis shares for Sanofi-Synthélabo shares. It also helps to optimise the creation of value for shareholders, while leaving the group with reasonable additional debt – reimbursable in less than 5 years from internally generated funds.

The cash component signals our confidence in the sustainability of the project and our belief in our capacity to rapidly repay additional debt.

18.	Is it possible to receive a higher cash portion than that foreseen in the main offer?

Yes, thanks to the mix and match structure which allows a shareholders to elect to receive only cash or only shares, or any variation thereof.

However, these elections are subject to the overall limitation that 81% of the Aventis securities tendered in the offer will be exchanged for Sanofi-Synthélabo ordinary shares and 19% will be exchanged for cash. There can be no assurance, therefore, that that you will receive all of your consideration in the form that you have elected.

19.	If Aventis pays a dividend before settlement delivery, will the amount received by the Aventis shareholders be reduced?

Aventis shareholders will be entitled to receive any Aventis dividend paid after January 2004 and before the settlement of the offer.

However, if Aventis pays any dividend or interim dividend before settlement of the offer, then the terms of the offer will be reduced by an amount equal to the net value of the dividend per Aventis ordinary share paid by Aventis.

The manner of this reduction is described more fully in the offer documents, which you are encouraged to read as soon as they are available.

You should bear in mind that you will be entitled to receive any annual dividend that is approved to be paid with respect to Sanofi-Synthélabo’s 2003 results, and any other dividend that is paid after the settlement of the offers in respect of any Sanofi-Synthélabo share that you receive in exchange for the shares you tender into the offer.

20.	Will Aventis shareholders have the right to a Sanofi-Synthélabo dividend for 2003?

Yes, Aventis shareholders who receive Sanofi-Synthélabo shares in exchange for the Aventis shares that they tender into the offer will be entitled to receive any dividend that is approved to be paid with respect to Sanofi-Synthélabo’s 2003 results.

21.	Many of Aventis’s shareholders have held their shares in Aventis, or its predecessor companies for many years. Will they be entitled to double their voting right in Sanofi-Synthélabo on completion of the transaction?

Only after two years, as specified by the companies by laws. The new shares issued by Sanofi-Synthélabo in exchange for Aventis shares tendered will be entitled to double voting rights, if registered in the name of the same holder for two years.

22.	Won’t an additional debt of 12 billion € put significant pressure on the new group ?

The additional debt is not 12 billion euros. The cash component of the offer represents 9.1 billion euros. The difference will potentially be used for the refinancing of Aventis existing debt.

This amount of debt is reasonable compared to the combined group. We expect to be able to repay this debt from internal cash generation in less than five years. In addition, Sanofi-Synthélabo intends to seek a public rating from the credit rating agencies shortly after the launch of the offer.

23.	Do you envisage divesting products or businesses to repay debt?

We have not based our plans to reimburse debt by selling any strategic businesses.

24.	Can you provide further details on the adjustment mechanism of the Sanofi-Synthélabo offer terms in case of dividend payment by Aventis?

The offer is being made for Aventis shares, dividend attached. You will be entitled to receive any annual dividend that is approved to be paid with respect to Sanofi-Synthélabo’s 2003 results, and any other dividend that is paid after the settlement of the offers in respect of any Sanofi-Synthélabo share that you receive in exchange for the Aventis shares you tender into the offer.

However, if Aventis pays any dividend or any interim dividend before the settlement of the offer, the terms of the offer will be reduced by an amount equal to the net value of the dividend per share paid by Aventis, in order that the aggregate consideration received by the Aventis shareholders (whether in the form of a dividend or in the form of the offer consideration) remains unchanged.

25.	Does the reimbursement of the acquisition debt take into account the divestment of assets?

We believe the acquisition debt can be reimbursed in less than 5 years on the basis of operational cash flows generated by the company.

26.	What is the breakdown for the acquisition debt?

The syndicated credit facility is made up of 3 tranches:

-	tranche A (4 billion euros) with a maximum 2 year maturity. It may be used to pay the cash part of the acquisition consideration in the form of a term-loan;

-	tranche B (4 billion euros) with a 3 year maturity. It may be used according to the same terms of tranche A;

-	tranche C (4 billion euros) is structured as a revolving credit facility, available to pay the cash part of the acquisition consideration but also eventually to refinance the existing Aventis debt. It has a 5 year maturity. The facility may be drawn upon at variable interest rates and for variable terms and repaid up until the final expiration of the facility.

27.	Can you give us an indication of the cost of debt that you have obtained from the banks, an average of the three tranches of debt?

The terms of financing are summarized in the offer documents filed with the market authorities.

The tranches have variable rates. On the basis of current rates, this corresponds to approximately 3.5% on average.

28.	What is the amount of goodwill and intangible assets?

In order to assess the impact of the accounting of the transaction on the pro forma 2002 accounts, we had to evaluate a number of Aventis balance sheet items and assign an acquisition price resulting from these evaluations, including a goodwill amount estimated for the transaction.

Not having had access to any information regarding Aventis other than publicly available information, we made a number of assumptions, which we believed to be consistent with Aventis public documents and with the industry. If the offer is successful an evaluation will have to be carried out by an independent evaluator.

At this stage we have estimated intangible assets excluding goodwill to be approximately 31 billion euros and goodwill to be approximately 21,7 billion euros.

29.	Aventis issued in the past a number of subordinated / preferential and participative securities: do you intend to reimburse them when possible?

We have analyzed these securities, but have taken no decision at this stage. Our offer does not aim to restructure these securities, which represent small amounts in Aventis balance sheet.

30.	In your presentation, you mention that the transaction is accretive as of 2004. Can you be more specific on this subject. How much do you think this accretion is for 2004 and 2005? Do these calculations include the synergies?

Our calculations are based on the adjusted net income for core businesses of the new group and include synergies. On this basis, the transaction is accretive in the first year. The 2002 pro forma data is presented in the offer documents.

4- Management

31.	Aventis is more than twice the size of Sanofi-Synthélabo in terms of sales. How do you intend to manage the new group which will be radically different to your current company?

Beyond a certain size, the essence of success is the same and I remind you that today Sanofi-Synthélabo employs over 30,000 people worldwide.

We believe very much in daily team work, which characterizes Sanofi-Synthélabo’s management and largely explains our success.

A clear strategy which is well implemented, which relies on a well chosen management at all levels – both in terms of professional and human qualities – is the determining factor for leading a large company.

Our project is clear: the pursuit of strong, profitable and sustainable growth motivating for all. We will rely on the strength and teams of both Sanofi-Synthélabo and Aventis to carry this out, by creating a new group for all employees proud of their history and motivated with a clear aim.

32.	Isn’t it more difficult motivating teams following a hostile takeover rather than a classic acquisition?

When a company changes there are always fears, doubts and questions, whether it is a change in shareholder structure or management.

We believe that it is most of all a question of confidence in the project and in the capacity of the management to carry it through. Everything will happen very fast, the new strategy will be implemented quickly. Every manager needs to explain to his/her teams the new group’s project.

The teams will get to know each other, probably observe each other for a while, but very soon they will work together because they are complementary. And most of all, they can only adhere to a project based on growth and innovation.

33.	Where will the new group’s headquarters be based?

In Paris.

5- Synergies

34.	What was the methodology used to assess the potential synergies emanating from this transaction?

Our analysis was based on all available data on Aventis. The amount of synergies was defined by studying the different complementary areas of Sanofi-Synthélabo and Aventis, as well as the overlapping zones.

Given the fact that we did not have access to non-public information, we did not attempt to make a « bottom-up » analysis. Rather, we defined the broad strategic lines that we wish to implement after the transaction.

Based on our know-how and knowledge of Aventis, we assessed the amounts presented that we consider realistic, and comparable to other transactions carried out in our sector.

35.	What is your estimation of the value of synergies?

1.6 billion euros annually before tax from 2006 onwards.

36.	What do you estimate the impact to be of these synergies on the valuation of the expanded group?

The value of the synergies should be evaluated by the market, but we are confident in our capacity to realize them quickly and efficiently so that they have a positive impact on the growth of the new group.

37.	Can you specify whether the 1.6 billion euros which you have announced have synergies coming from sales? If yes, how much?

Yes, this amount includes revenue synergies since we believe that we can, by changing certain strategies and by re-motivating teams, improve Aventis sales growth prospects.

At this stage, however, we do not wish to communicate a breakdown of synergies.

38.	Can you give us a breakdown of the synergies between COGS, SG&A and R&D?

The cost synergies will come from the optimization of structures.

We are confident in our capacity to realize the level of synergies announced. That said, we will proceed as we have always done so, I believe these questions should be first dealt with internally and with the workers’ councils.

39.	You plan 10% of synergies for 2004 and 60% in 2005. How are you going to reach these objectives?

As soon as the transaction is completed, we will mobilize all necessary resources to implement the synergies in a timely fashion. It is above all a question of management’s determination.

6- Data on the new group

40.	Where will the new group be listed?

Euronext Paris and the New York Stock Exchange. Our ordinary shares will be listed on the NYSE but not for trading purposes. Interests in shares will continue to trade on the NYSE in the form of American depositary shares, or ADSs.

41.	Do you really consider the new company will have critical size in the US while ranking number 9?

Yes, absolutely. We will have the third largest US sales force with 6,600 reps, enabling us to accelerate the roll-out of our products in the US and to have a position corresponding to our potential.

42.	You mention that you have increased your presence in Japan. What is your strategy in this country?

Japan is the second largest pharmaceutical market in the world. Until now, Sanofi-Synthélabo has mainly developed partnerships with local companies. Sanofi-Synthélabo has stated on a number of occasions our intention to strengthen our direct presence, and we have started to work in this direction. The first sales effort started in 2004.

The proposed transaction with Aventis will bring a significant direct presence in this country. Sanofi-Synthélabo is confident the new Group will become a major player in this region, especially with the expected launch of some of its major products.

43.	Will the significant amount of debt that the combined company will have not reduce its strategic flexibility in future?

Without wishing to be provocative, we think that one of the problems in our industry today is an excess of cash.

In truth, our debt level will not be high, either in terms of the new group’s balance sheet, or in terms of capacity for cash flow generation.

The combined capacity to generate cash flow should enable us to repay additional debt related to the acquisition in less than 5 years.

44.	In your presentation of the transaction, the published sales figures amounts to 25 billion euros for pro forma 2002 for the core businesses, whilst IMS data show sales in the order of 20 billion euros. How do explain this difference?

It is rare that market statistics can be reconciled exactly with accounting data published by the groups.

IMS data is issued from panels, and therefore incomplete. We know, for example, that this data covers certain therapeutic areas (oncology and vaccines for example) less well than other areas, and some countries better than others.

That said, it is the most reliable source of data externally and the most used in our industry, which enables us to have comparable bases for sales, growth and pharma group rankings in the different regions throughout the world...

45.	How did you integrate into your financial models the pension commitments undertaken by Aventis in December 2003? Given you couldn’t proceed with a complete due diligence, were there not some nasty surprises awaiting?

The items communicated publicly by Aventis were taken into account.

46.	What is the impact of the IFRS norms on the balance sheet of the new group?

The texts relating to the mergers of companies should be published in a few months.

47.	Why keep the distinction between core businesses and non-core when you mention the latter are marginal?

The non core assets of Aventis are marginal in the context of the new group and will be even more so when the asset disposal of Aventis Behring is finalized. We intend to pursue the program undertaken by Aventis.

The decision to keep the distinction between core and non-core businesses in the presentation of accounts aims to facilitate the understanding of the combined accounts and the tracking of the new group’s performance over time.

48.	What is the new group’s dividend policy?

The new group should maintain a dividend distribution policy in line with that of Sanofi-Synthélabo on the basis of the adjusted net income for core business.

7- Procedure and timeline

49.	What are the main phases of the offer ?

There are three offers; one in France, one in the US and one in Germany..

The rules for these three offers are not exactly the same. However, the main phases will be the following:

■	Visa and “receivability” from the AMF,

■	Declaration by the SEC that the Registration Statement on Form F-4 is « effective »,

■	Filing of competition documents with the relevant authorities,

■	Sanofi-Synthélabo Extraordinary Shareholder Meeting to approve the capital increase necessary for the exchange of Aventis shares tendered into the offer,

■	Approval by competition authorities.

50.	When will the results of the offer be known?

The AMF will publish the initial results of the offer 6 to 7 trading days after the close of the offer, and the definitive results 9 trading days after the close of the offer at the latest. Press releases will be issued for each announcement.

51.	Why are there 3 offers ?

We are making three offers for legal reasons in order to satisfy regulatory requirements.

52.	What are the differences between the French, US, and German offers?

The French offer, the German offer and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions.